EXHIBIT 99.4
VIATEL HOLDING (BERMUDA) LIMITED
AUDITORS’ REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	3

Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003	5

Consolidated Statements of Operations for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	6

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	8

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	9

Notes to the Consolidated Financial Statements	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda
We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, comprehensive (loss)/income, shareholders’ equity and cash flows for the years ended December 31, 2004 and December 31, 2003, and for the periods from June 7, 2002 to December 31, 2002 (Successor Company operations) and January 1, 2002 to June 7, 2002 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the consolidated financial statements, the Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective after the close of business on June 7, 2002. Accordingly, the accompanying financial statements for the periods subsequent to June 7, 2002 have been prepared in conformity with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3 to the consolidated financial statements.
In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of and for the years ended December 31, 2004 and December 31, 2003 and the consolidated results of their operations and their consolidated cash flows for the period from June 7, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Furthermore, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their consolidated cash flows for the period from January 1, 2002 to June 7, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ DELOITTE & TOUCHE LLP
London, England
June 30, 2005

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States Dollars, in thousands, unless specifically stated)

	31 December	31 December
	2004	2003

ASSETS
Current Assets:
Cash and cash equivalents	22,820	30,378
Restricted cash	486	—
Amounts receivable from exchange contracts	10,552	—
Accounts receivable (net of allowance for doubtful debts of $1,567, 2003 — $1,648)	3,167	4,026
Amounts receivable from bankruptcy estates within one year	5,320	7,257
VAT receivable	3,676	3,469
Prepaid expenses and other current assets	5,845	6,427

Total current assets	51,866	51,557

Property and equipment, net	37,986	39,899
Intangible assets, net	2,198	3,330
Other assets	—	96
Deferred financing costs	7,630	—

Total assets	99,680	94,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	9,322	5,135
Accrued administrative and priority claims	—	1,868
Accrued expenses	7,937	9,209
Accrued interest	1,955	—
Accrual for French VAT payable	—	6,076
Deferred revenue	4,626	3,853
Deferred income tax liability	47	—
Future performance obligations	—	4,600
Other current liabilities	3,784	2,374

Total current liabilities	27,671	33,115

Long-term liabilities:
Deferred income tax liability	—	304
Convertible loan notes	36,617	—

Total long-term liabilities	36,617	304

Total liabilities	64,288	33,419

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock, $.01 par value: 2004 — 250,000,000 shares authorised; 10,630,000 shares issued and outstanding, 2003 — 100,000,000 shares authorized; 10,730,000 shares issued and outstanding	106	107
Additional paid-in capital	116,045	98,494
Accumulated other comprehensive income	18,459	14,914
Deferred stock compensation	—	(13)
Accumulated deficit	(99,218)	(52,039)

Total shareholders’ equity	35,392	61,463

Total liabilities and shareholders’ equity	99,680	94,882

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor
			From June 7,
	Year Ended	Year Ended	2002 to	From January
	December 31,	December 31,	December 31,	1, 2002 to June
	2004	2003	2002	7, 2002

Revenue:
Communication services revenues	26,962	17,205	2,793	1,216
Operations and maintenance fee revenue	1,828	1,707	1,371	1,451

Total revenue	28,790	18,912	4,164	2,667
Operating expenses:
Cost of sales	(16,538)	(10,015)	(1,506)	(1,518)
Selling, general and administrative (including non-cash stock compensation (income) / expense of $(48), $(27), $75 (Successor), $4,567 (Predecessor)	(67,797)	(51,225)	(30,840)	(26,502)
Gain on amounts due from bankruptcy estates	3,105	358	25,003	—
Restructuring and impairment	—	—	—	(908)
Depreciation and amortization	(9,140)	(7,181)	(2,458)	(1,736)

Total operating expenses (net)	(90,370)	(68,063)	(9,801)	(30,664)

Other operating income	17,780	—	—	—

Operating loss before reorganization items	(43,800)	(49,151)	(5,637)	(27,997)

Reorganization items	—	—	—	2,662,669

Operating (loss) / income	(43,800)	(49,151)	(5,637)	2,634,672

Other income / (expense):
Interest and other income	775	1,557	986	1,007
Interest expense	(4,395)	—	(11)	(63)

Net (loss) / income before taxation	(47,420)	(47,594)	(4,662)	2,635,616
Taxation	241	217	—	—

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616

Net (loss) / income per common share, basic and diluted	(4.42)	(4.43)	(0.44)	51.72

Weighted average common shares outstanding, basic and diluted	10,680	10,705	10,560	50,963

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7,	From January 1,
	December 31,	December 31,	2002 to December	2002 to June 7,
	2004	2003	31, 2002	2002

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616
Foreign currency translation adjustment	3,545	11,279	3,635	7,009

Comprehensive (loss) / income	(43,634)	(36,098)	(1,027)	2,642,625

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars, in thousands, unless specifically stated)

	Number of				Foreign
	Shares of		Additional		Currency
	Common	Common	Paid-in	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total

Balance at January 1, 2002	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)
Foreign Currency translation adjustment	—	—	—	—	7,009	—	7,009
Stock options issued	—	—	2,569	(2,569)	—	—	—
Earned compensation	—	—	—	4,567	—	—	4,567
Net income	—	—	—	—	—	2,635,616	2,635,616
Impact of Fresh Start Adjustments :
Elimination of Accumulated losses	—	—	—	—	—	934,775	934,775
Elimination of foreign currency translation reserve	—	—	—	—	88,953	—	88,953
Cancellation of shares in predecessor	(50,962,868)	(510)	(1,125,691)	1,710	—	—	(1,124,491)
Issuance of common shares in connection with plan of reorganization	10,560,000	106	98,530	—	—	—	98,636

Successor Company balance, June 7, 2002	10,560,000	106	98,788	(258)	—	—	98,636
Earned compensation	—	—	—	75	—	—	75
Foreign Currency translation adjustment	—	—	—	—	3,635	—	3,635
Net loss	—	—	—	—	—	(4,662)	(4,662)

Balance at December 31, 2002	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	—	—	—	68	—	—	68
Stock options exercised	170,000	2	—	—	—	—	2
Shares exchanged for One World	—	(1)	(97)	—	—	—	(98)
Stock options forfeited	—	—	(197)	102	—	—	(95)
Foreign Currency translation adjustment	—	—	—	—	11,279	—	11,279
Net loss	—	—	—	—	—	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	—	—	—	—	(1)
Stock options forfeited	—	—	(61)	13	—	—	(48)
Beneficial conversion feature	—	—	17,612	—	—	—	17,612
Foreign Currency translation adjustment	—	—	—	—	3,545	—	3,545
Net loss	—	—	—	—	—	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	—	18,459	(99,218)	35,392
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7,	From January 1,
	December 31,	December 31,	2002 to December	2002 to June 7,
	2004	2003	31, 2002	2002

Cash flows from operating activities:

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	9,140	7,181	2,458	1,736
Loss on disposal of property and equipment	344	256	—	—
Accreted interest expense on long-term debt	2,930	—	—	—
Amortization of deferred financing costs	461	—	—	—
Amortization of loan note discount	1,003	—	—	—
Deferred income tax liability	(257)	(217)	—	—
Reorganization adjustments, net of cash	—	—	—	(2,660,786)
Stock-based compensation (income) / expense	(48)	(27)	75	4,567
Non-cash exchange of common shares	—	(97)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease / (increase) in accounts and notes receivable and accrued interest	859	1,869	(540)	8,200
(Increase) in restricted cash	(486)	—	—	—
(Increase) in amounts receivable from exchange contracts	(10,552)	—	—	—
Decrease / (increase) in prepaid expenses and other receivables	374	(6,074)	2,843	6,180
Decrease / (increase) in amounts receivable from bankruptcy estates	1,937	13,628	(15,622)	13,737
Decrease / (Increase) in other assets	96	859	(374)	195
(Decrease) / increase in accrued telecommunications costs, accounts payable, and other accrued expenses	(7,446)	4,883	2,057	(1,589)

Net cash (used in) / provided by operating activities	(48,824)	(25,116)	(13,765)	7,856

Cash flows from investing activities:
Capital expenditures	(3,847)	(2,180)	(1,667)	(8,721)
Proceeds from disposal of property and equipment	—	2,697	—	2,051
Cash paid for acquisitions, net of cash acquired	—	(3,469)	—	—

Net cash used in investing activities	(3,847)	(2,952)	(1,667)	(6,670)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	2	—	—
Proceeds from preferred loan note offering	52,250	—	—	—
Deferred financing costs associated with loan note offering	(8,092)	—	—	—

Net cash provided by financing activities	44,158	2	—	—

Effects of exchange rate changes on cash	955	5,036	605	1,116

Net (decrease) / increase in cash and cash equivalents	(7,558)	(23,030)	(14,827)	2,302
Cash and cash equivalents at beginning of period	30,378	53,408	68,235	65,933

Cash and cash equivalents at end of period	22,820	30,378	53,408	68,235

Supplemental disclosure of cash flow activity

Interest paid	(2)	—	8	63
Interest received	775	848	906	1,007
Taxes paid	—	—	—	—
Receipts from bankruptcy estates	5,612	13,628	10,030	13,737
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(1) Nature of Business, Background And Basis of Presentation
     Viatel Holding (Bermuda) Limited (“the Company”) operates a pan-European telecommunications network (the “European Network”) comprised of advanced fiber-optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. Over its network, the Company offers a variety of telecommunications products and services, IP transit, leased line services, managed hosting, co-location services and rights of use in capacity.
     Viatel Holding (Bermuda) Limited was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel, Inc. and in anticipation of the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the “Plan of Reorganization”) of Viatel, Inc. and certain of its subsidiaries. As contemplated under the terms of the Plan of Reorganization, and commencing as of the close of business on June 7, 2002 (the “Effective Date”), a series of share transfers were made whereby various subsidiaries that had been previously held, directly or indirectly, by Viatel, Inc. became wholly-owned direct or indirect subsidiaries of Viatel Holding (Bermuda) Limited.
     The Company has adopted “fresh start reporting” in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). Under fresh start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the consolidated financial statements have been prepared for that new entity on that basis. Viatel Holding (Bermuda) Limited and its subsidiaries is therefore considered the Successor Company to Viatel, Inc., which is considered the Predecessor Company on the date of consummation of the Plan of Reorganization. Accordingly, the results that are presented in the consolidated financial statements of the Successor are those from the close of business on the Effective Date to December 31, 2002 and then for the fiscal years 2003 and 2004.
     In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG (“Cybernet”) and the share capital of Netcom Internet Limited (“Netcom”). Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 10 to these financial statements.
     References in these consolidated financial statements to “The Group”, “Viatel”, the “Successor Company”, the “Successor”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries. Any references in these financial statements to the “Predecessor Company” or the “Predecessor” refer to Viatel, Inc. and its subsidiaries prior to the Effective Date.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due.
     On April 21, 2004, the Company executed binding documentation with a group of investors for the issuance of US$52.25 million of senior convertible debt securities (the “Existing Notes”). Interest, at the rate of 8% per annum, is compounded and payable semi-annually by way of additional Existing Notes or, at the Company’s option, in cash; the Existing Notes are due in 2014. The Existing Notes are, at the option of the Noteholder, convertible into common shares of the Company upon the occurrence of certain specified “liquidity events”, such as a change in control or public offering, or upon the request of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
the holders of a majority of the Existing Notes. This is discussed in further detail in Note (8).
     On June 23, 2005, the Company entered into further financing documentation with two of the Investors, Morgan Stanley and Varde under which Morgan Stanley and Varde have conditionally committed to invest a further US$16 million in the Company by way of the purchase of, respectively US$12.9 million and US$3.1 million 12% increasing rate senior secured notes due 2007 (the “New Notes”) — “the June 2005 Financing”. Such investment is conditional upon customary conditions for transactions of this nature and upon the filing of this Form 20-F in a form satisfactory to Morgan Stanley and Värde.
     Interest on the New Notes is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the issuance of the New Notes, interest will be payable in cash only.
     The New Notes are to have a 2 year maturity and will rank senior to all subordinated debt of the Company (including the Existing Notes) and pari passu with all senior debt of the Company. Under the terms of the June 2005 Financing, the holders of the Existing Notes have agreed to subordinate their Existing Notes to the New Notes.
     The Company expects to pursue the [further financing (“Further Financing”)] and Morgan Stanley and Värde have advised the Company they will consider providing such Further Financing and/or additional financing. It is currently contemplated that any such Further Financing would involve an investment of an additional US$16 million, with such additional amount being reduced by the proceeds of any asset sales by the Company entered into prior to the Further Financing, and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing. No assurance can be given that the proposed Further Financing will be consummated or that alternative sources of financing would be available or attractive terms, or at all. Neither Morgan Stanley nor Värde is under any obligation to participate in the Further Financing or any other financing, other than the June 2005 Financing to the extent contemplated by the terms and conditions thereof. If the Company does not obtain acceptable funding, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
     If the proposed Further Financing is consummated, the Directors believe that the amount of the financing will be sufficient to fund the Company’s operating plan. However, should the operating performance not meet that contemplated in the operating plan, the Company will require additional funding.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(2) Significant Accounting Policies
     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars. The significant accounting policies are summarized as follows:
(a) Basis of Consolidation
     The financial statements consolidate the Company and its majority-owned and controlled subsidiaries from their respective dates of acquisition. All acquisitions are accounted for by the purchase method, with the excess of the purchase price over the fair value of the assets and liabilities acquired being recorded as goodwill. Further details of acquisitions are given in Note 10. All intercompany balances and transactions have been eliminated in consolidation. As at December 31, 2004, and 2003, there were no equity method investments.
(b) Use of Estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and performance obligations under long-term contracts. Actual amounts and results could differ from those estimates.
(c) Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”
     On June 7, 2002, the Company adopted “fresh start reporting” in accordance with SOP 90-7,
     Under fresh start reporting, a new, viable entity is created for financial reporting purposes; the Company’s consolidated financial statements have been prepared for that new entity on that basis applying the following main principles:
•	the reorganization value of the entity should be allocated to the entity’s assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) for transactions reported on the basis of the purchase method; and

•	each liability existing as at the Effective Date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.
     The reorganization value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The reorganization value was allocated to individual assets and liabilities based on the work of outside financial advisors as well as internal valuation estimates using the discounted cash flow analysis referred to above.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     Included in the balance sheet at the Effective Date are amounts considered to be pre confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and to the extent actual recoveries are in excess of those estimated at the Effective Date we have recorded a gain through the statement of operations.
(d) Revenue and Cost of Sales
     The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.
     Revenues relating to operations and maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.
     Operations and maintenance costs are expensed over the period to which the expenditure relates.
(e) Advertising Costs
     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$1,376 for the year ended December 31, 2004 and US$184 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, the period from January 1, 2002 to June 7, 2002, advertising costs amounted to US$1, and US$nil respectively.
(f) Income Taxes
     Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to the amount that is more likely than not to be realised.
(g) Net (loss)/income per Common Share
     Basic net (loss)/income per common share is computed by dividing net (loss)/income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss)/income per common share is computed by dividing net (loss)/income by the weighted average number of common shares and common share equivalents outstanding during the period. For the years ended December 31, 2004 and 2003, the periods from June 7, 2002 to December

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
31, 2002 and from January 1, 2002 to June 7, 2002, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti-dilutive.
(h) Property and Equipment
     At December 31, 2004 and December 31, 2003 property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications-related equipment, are stated at cost.
     Depreciation is calculated on a straight-line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in the Consolidated Statement of Operations as “Depreciation and amortization”, and is calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment	2 to 5 years
Land	Not depreciated
(i) Intangible Assets
     Intangible assets purchased, including customer relationships, are capitalised at fair value and are amortised over their expected useful lives on a straight line basis. The expected useful lives of the intangible assets acquired during 2003 were 2 years. During 2004 the expected useful life of the intangible assets arising from the acquisition of Cybernet were re-assessed, and increased from 2 years to 5 years. This re-assessment reflected the fact that actual customer churn experienced subsequent to the acquisition was lower than originally anticipated. The re-assessment of the useful economic life of Cybernet resulted in the total amortization expense for the year ended December 31, 2004 being US$1,637 lower than it would otherwise have been. It is estimated that the impact of this change on charges in future years will be to increase annualized future charges through to February 2008 by approximately US$470 each year.
     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the consideration for the acquired entity. Negative goodwill is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.
     The Company has no indefinite lived intangible assets or goodwill.
(j) Impairment of Long-lived Assets
     The Company has material customer relationships capitalized in its balance sheet as a result of its acquisition of Cybernet and Netcom. The Company periodically reviews the carrying values of intangible

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
assets subject to amortization and other long-lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.
     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long-lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.
(k) Cash and Cash Equivalents
     Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less. The company had restricted cash as at December 31, 2004 of US$486 and US$nil as at December 31, 2003.
(l) Amounts receivable from exchange contracts
     Amounts due under currency options straddling the year end are recorded as Amounts receivable from exchange contracts (see note 14).
(m) Convertible Notes
     In connection with the April 21, 2004 Financing, the Company issued US$52.25 million of convertible loan notes (the “Existing Notes”). The embedded put option is bifurcated and recorded at fair value along with the carrying value of the note. Changes in fair value of the put option are recorded in the statement of operations.
     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the loan notes is being amortized using the effective interest method over their term
     Direct costs associated with the issuance of the Existing Notes are recorded as deferred financing costs and amortized over their term.
(n) Foreign Currency Translation
     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.
     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period-end

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$1,611 for the year ended December 31, 2004 and US$3,256 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, there was an exchange transaction loss of US$1,421. For the period from January 1, 2002 to June 7, 2002, the Predecessor experienced exchange transaction gains of US$441.
     The financial statements of foreign subsidiaries are translated into United States Dollars using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates. Exchange differences arising from retranslation at period-end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders’ equity.
(o) Financial Instruments, Derivatives and Concentration of Credit Risk
     At December 31, 2004 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and convertible loan notes (the “Existing Notes”). It is not practicable to estimate the fair value of the convertible loan notes as a quoted market price is not available. As at December 31, 2004, the face value of the Existing Notes was US$52.3 million and the face value of the Existing Notes issued on 15 July 2004 in lieu of interest was US$1.0 million. These Existing Notes have a fixed interest rate of 8% which is payable semi annually. The Existing Notes mature on 21 April 2014. The fair values, at December 31, 2004 and at December 31, 2003, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments.
     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.
     The Company does not have any derivative instruments at December 31, 2004 and did not enter into any activities resulting in derivative instruments during the year then ended other than the embedded derivatives related to the put option on the loan notes.
     The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.
     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfil their obligations to the Company, including payment of amounts owed for services provided.
(p) Stock Option Plan
     The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock-Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.
     At December 31, 2004, and 2003 the Company had a stock-based employee compensation plan which is more fully described in Note 9. The Company recognizes stock-based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the years ended December 31, 2004 or 2003.
     The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black-Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor Company during 2002 prior to the Effective Date: (1) a risk-free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7,	From January 1,
	December 31,	December 31,	2002 to December	2002 to June 7,
	2004	2003	31, 2002	2002

Net (loss) / income as reported	(47,179)	(47,377)	(4,662)	2,635,616
Add: non-cash stock-based compensation expense/(income)	(48)	(27)	75	4,567
Less: SFAS 123 stock-based compensation charge / (credit)	69	38	(106)	(4,029)
Pro forma net (loss) / income	(47,158)	(47,366)	(4,693)	2,636,154

Pro-forma basic and diluted (loss) / income per share	(4.42)	(4.42)	(0.44)	51,73
Basic and diluted net (loss) / income per common share, as reported	(4.42)	(4.43)	(0.44)	51.72
(q) Segment Information
     The Company reports segment information in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” (“SFAS 131”). Under SFAS 131 all publicly-traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.
(r) Comprehensive (Loss)/Income
     The Company reports comprehensive (loss)/income in accordance with Statement of Financial Accounting Standard 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive (loss)/income and its components in financial statements. Comprehensive (loss)/income includes charges and credits to equity that are not the result of transactions with shareholders. Included in other comprehensive income for the Company are foreign currency translation gains and losses.
(s) Recent Accounting Pronouncements Not Yet Adopted
     On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of those accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognized as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not anticipate that the adoption of SFAS 151 will have a material impact on our results of operations, financial position or cash flows.
     In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, standard is effective for the annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of SFAS 123R on our results of operations, financial position and cash flows.
     In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, which amends APB 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the impact of SFAS 153 on our results of operations, financial position and cash flows.
(3) Fresh Start Reporting
     The Company’s emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and adoption of fresh start reporting in accordance with SOP 90-7. The consolidated financial statements for the period ended June 7, 2002 reflect adjustments for the discharge of debt and adoption of fresh start reporting.
     The “Reorganization Value” set out in the Plan of Reorganization was US$87.8 million before current liabilities of US$7.8 million, and was determined by the Company with the assistance and analysis of its financial advisors. The “Reorganization Value” was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The estimated “Reorganization Value” of the Company is consistent with the basis for the Plan of Reorganization approved by the United States Bankruptcy Court for the District of Delaware.
     The business plan within the Plan of Reorganization was based upon a number of assumptions including general macro-economic conditions and in particular the state of the wholesale telecommunications market in Europe and the Company’s competitive position.
     Between the presentation of the Plan of Reorganization and its confirmation by the Bankruptcy Court the Company was able to realize additional net assets of US$18.6 million, principally in additional cash and cash equivalents.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The following table reflects the fresh start reporting adjustments to the Company’s Condensed Consolidated Balance Sheet position as of emergence from bankruptcy:

	Balance Sheet at June 7, 2002
		Fresh Start
		Reporting-
		Settlement of
		Claims, Debt
	Predecessor	discharge and	Successor
	Company Balance	Equity	Company Balance
	Sheet	Restructuring	Sheet

Cash and cash equivalents	70,118	(1,883)	68,235
Amounts receivable from bankruptcy estates	5,263	—	5,263
Trade receivables	4,028	—	4,028
Other current assets	6,131	—	6,131
Property and equipment	35,708	—	35,708
Deferred financing costs	61,865	(61,865)	—
Other assets	581	—	581

Total assets acquired	183,694	(63,748)	119,946

Current liabilities	(51,533)	30,223	(21,310)
Liabilities subject to compromise	(2,357,935)	2,357,935	—

	(2,409,468)	2,388,158	(21,310)

Preferred stock	(338,259)	338,259	—

Shareholders’ equity	(2,564,033)	2,662,669	98,636

     Fresh start reporting adjustments in these consolidated financial statements result primarily from the following:
•	Elimination of the deferred financing costs balance of the Predecessor relating to Predecessor’s liabilities subject to compromise.

•	Elimination of the deferred revenue balances of the Predecessor and recognition of the performance obligations under long-term contracts that were entered into by Predecessor to reflect fair value.

•	Elimination of Predecessor’s liabilities subject to compromise.

•	Cancellation of Predecessor’s common stock and the elimination of accumulated deficit.
     The “Reorganization Value” was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.
     In accordance with and pursuant to the Plan of Reorganization of Viatel, Inc., all pre-petition liabilities of the Predecessor were discharged and creditors received a pro-rata distribution of 10,560,000 common shares issued by the Company. Additionally, the Predecessor’s entire deficit was eliminated. There were no other adjustments to individual assets and liabilities

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(4) Amounts receivable from exchange contracts
          As of December 31, 2004 there were amounts receivable from exchange contracts of US$10,551. This balance arose due to the execution by the Company of a forward foreign exchange contract to convert US$10 million into pounds sterling on December 31, 2004. Proceeds of £5,591 (US$10,551) from this transaction were not received until January 4, 2005, and consequently, and in accordance with Statement of Financial Accounting Standards No. 95 “Statement of cashflows” this amount did not fall to be recognized as cash or cash equivalents as of December 31, 2004, but as an amount to be received from exchange contracts. There was no equivalent amount as of December 31, 2003.
(5) Property and Equipment
          Property and equipment consists of the following as of December 31:

	2004	2003

Land and buildings	500	500
Communications systems and network infrastructure	53,072	46,226
Furniture, office and computer equipment	2,314	1,980

	55,886	48,706
Less accumulated depreciation	(17,900)	(8,807)

Net book value	37,986	39,899

          Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$7,696 for the year ended December 31, 2004 and US$4,802 for the year ended December 31, 2003. For the periods from June 7, 2002 to December 31, 2002, and from January 1, 2002 to June 7, 2002, depreciation amounted to US$2,458 and US$1,736 respectively.
(6) Intangible Assets
          Intangible assets consist of the following as of December 31:

	2004	2003

Customer Relationships (see Note 11)	6,244	5,709
Less amortization	(4,046)	(2,379)

Net Book Value	2,198	3,330

          Amortization on intangible assets, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$1,445 for the year ended December 31, 2004 and US$2,379 for the year ended December 31, 2003. The expected annualized amortization charge for future years will be approximately US$470 each year through to February 2008, and nil thereafter.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(7) Deferred financing costs
          Deferred financing costs consist of the following as of December 31:

	2004	2003

Financing costs	8,092	—
Less amortization	(462)	—

Net Book Value	7,630	—

(8) Convertible notes
          In connection with the April 2004 Financing, the Company issued convertible loan notes (the “Existing Notes”) with a principal value of US$52.25 million. There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a Liquidity event, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.
     The change of control put option is separately accounted for pursuant to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The fair value of the embedded derivative is deemed to be nil at both the loan note issuance date, April 21, 2004, and the balance sheet date, December 31, 2004 as the likelihood of the loan note holder exercising the put option, should be a change of control occur, has been assessed by management as being remote.
     The convertible feature within the loan notes is not required to be separately accounted for pursuant to the Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and hedging Activities”. The feature has therefore been accounted for in accordance with the Emerging Issue Task Force, Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion.
     The beneficial conversion feature embedded within these notes was valued at US$17,417, and this amount has been recorded at a discount against the principal value. This discount is then amortised over the term of the loan notes based on the effective yield method (the imputed interest notes is 4.13%) resulting in a reduction of the discount of US$995 by December 31, 2004. On July 15, 2004, interest accumulated to date on principal value of the loan notes of US$976 was converted into additional notes. These notes had a beneficial conversion feature of US$195 on issuance, which had amortised by US$8 by December 31, 2004.
     There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
loan note holder to convert the loan notes into equity, upon the occurrence of a Liquidity event, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.
     Interest on the loan notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash.
     The Existing Notes have a 10 year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance.
     The convertible loan note holders (and their transferees) effectively have the right, at any time, to increase the size of the Board and to approve a majority of the Board to be designees of the convertible loan note holders.
     The convertible loan notes do not include any financial covenants but do contain covenants that significantly limit or prohibit the Company’s ability to, interalia, incur indebtedness, engage in certain transactions and change the Chief Executive Officer.
     Upon conversion of all or a large portion of the convertible loan notes, persons previously holding such convertible loan notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the convertible loan notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.
(9) Stock Incentive Plans
          As of December 31, 2001, the Predecessor had 567,299 options outstanding. Pursuant to the Predecessor’s Plan of Reorganization, all outstanding common stock and stock options were cancelled on the Effective Date.
          During 2002, the Company adopted, with stockholder approval, an Equity Incentive Plan (the “Incentive Plan”). Pursuant to the Incentive Plan, “non-qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.
          The Incentive Plan is currently administered by the Remuneration Committee of the Company’s Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2004 (2003 — 696,000; 2002 — 696,000). Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from the Effective Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
options were forfeited as a result of employee terminations. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.
          Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2004, no stock options had been granted to non-employees (2003 — none).
          Stock option activity is shown below:

			Number of Exercisable
	Weighted Average	Number of Shares	options at end of each
	Exercise Price	(in thousands)	year
Outstanding at December 31, 2001	$25.11	567	567
Granted at below market price before Effective Date (at a weighted average fair value of $6.02)	5.65	744
Forfeited	25.11	(567)

At June 7, 2002	$5.65	744	408

Outstanding at December 31, 2002	$5.65	744	408
Forfeited	8.33	(384)
Exercised	0.01	(170)

Outstanding at December 31, 2003	$5.26	190	150
Forfeited	8.33	(120)
Exercised	0.01	(70)

Outstanding at December 31, 2004	—	—	—

               The vesting of the US$0.01 options was 100% on the earlier of (1) one year from May 21, 2002 (the date of grant); (2) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (3) termination of employment of the recipient of the options; and (4) consummation of the Plan of Reorganization. Consequently, all such options vested on June 7, 2002.
          The vesting of the US$8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of the Effective Date and 33.3% on the second anniversary of the Effective Date.
(10) Other operating income
          The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second instalment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.
(11) Acquisitions
          In furtherance of our expansion of our target customer base into Small and Medium-Sized enterprises, in March 2003, we acquired two recognized business ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom.
          Netcom
          On March 7, 2003, the Company acquired 100% of the outstanding common shares of Netcom Internet Limited (“Netcom”) from its parent, Net Access Limited (“Net Access”). Netcom’s business is the leasing of circuits and lines used for internet connectivity. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Current Assets	1,063
Property and Equipment	775
Intangible assets	1,737
Deferred income tax liability	(521)
Current Liabilities	(2,168)

Net assets	886

Consideration
Cash	722
Expenses	164

Total consideration	886

          The intangible asset relates to the Customer Relationship acquired in the purchase of Netcom. The estimated useful life of this Customer Relationship is 2 years.
          In calculating the fair value of the assets acquired and the liabilities assumed negative goodwill of $1.2 million arose. This negative goodwill has been allocated pro rata to the value of the property and equipment and the Customer Relationship.
          Cybernet
          On February 5, 2003, the Company acquired certain assets and assumed certain liabilities of Cybernet (Schweiz) AG (“Cybernet”) from its parent, Cybernet Internet Services International. Cybernet’s business is the provision of internet services to small and medium sized enterprises. The

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Cash	331
Current Assets	843
Property and Equipment	942
Intangible assets	3,539
Current Liabilities	(2,697)

Net assets	2,958

Consideration
Cash	2,908
Expenses	50

Total consideration	2,958

          The intangible asset relates to the Customer Relationship acquired in the purchase of the assets and liabilities of the Cybernet entity.
          The following unaudited pro-forma data summarizes the results of operations for the year ended December 31, 2003 and for the period from June 7, 2002 to December 31, 2002 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport to be indicative of the results that would have been actually achieved if the acquisitions had occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation and amortisation expense of long-lived assets.

	Year ended	From June 7, 2002
	December 31,	to December 31,
	2003	2002

Revenue	21,006	11,466
Net loss	(47,520)	(5,294)
Basic and diluted net loss per share	(4.44)	(0.50)
(12) Income Taxes
          The Company’s operations were undertaken in foreign jurisdictions for the years ended December 31, 2004 and 2003.
     The Company is organized and tax resident in Bermuda. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.
     The statutory Bermuda tax rate for the year ended December 31, 2004 was zero (2003 — zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2003 — 23% to 42.4%). The effective tax rate was (0.5)% for the years ended December 31, 2004 and 2003 due to the Company amortizing a deferred tax liability through the Statement of Operations in both years. No tax benefit has been recorded in respect of net taxable losses incurred.
     The only significant reconciling items between pre-tax income at the statutory tax rate and the tax charge reflected in the income statement are the movement in the valuation allowance as a result of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
current year losses for which no benefit is being recorded, and the write off of prior year gross deferred tax assets (against which a full valuation allowance had also been recorded) as described below.
     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2004 and 2003:
Deferred Income Tax Assets

	2004	2003

US net operating loss carryforwards	—	2,119
Foreign net operating loss carryforwards	43,756	54,531
Foreign property and equipment temporary differences	7,914	7,219

Total gross deferred tax assets	51,670	63,869
Less valuation allowance	(51,670)	(63,869)

Net deferred tax assets	—	—

          The Company has unused net operating loss carryforwards of approximately US$154.1 million (2003 — US$183.9 million). Of this amount, US$nil million (2003 — US$5.3 million) represents US net operating losses expiring in 2007 through 2021 and US$57.4 million (2003 — US$52.2 million) of these losses represent French net operating losses which will expire by 2009. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.
          Foreign net operating loss carryforwards were US$43,756 as of December 31, 2004, US$10,775 lower than as of December 31, 2003. This reduction is attributed to a re-assessment during 2004 of the carrying value of certain foreign property and equipment, which in turn reduced the operating losses available for carryforward in those foreign jurisdictions.
          The Company also has potentially significant deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Further, any realization would be dependent upon the disposal of the European Network assets. As a consequence of its bankruptcy proceedings in various jurisdictions there is significant uncertainty as to the quantum of the potential deferred tax asset and accordingly no estimate has been made.
          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the respective tax jurisdiction during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax assets.
          The unremitted earnings, if any, of the Company’s foreign subsidiaries are considered by Management to be indefinitely reinvested and accordingly no income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company could be subject to income taxes (subject to an adjustment for foreign tax credits, where applicable) and withholding taxes payable to the various foreign counties. Determination of the amount of unrecognized foreign deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(13) Commitments and Contingencies
(a) Leases and long-term contracts
     At December 31, 2004, the Company was committed under non-cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through May 2029.
     The Company’s future minimum operating lease and long term contract payments are as follows:

	Network	Standby		Motor
	Locaions	Maintenance	Office Space	Vehicles	Total
2005	4,452	3,678	912	30	9,071
2006	3,310	52	862	14	4,238
2007	2,730	—	855	—	3,585
2008	2,337	—	772	—	3,109
2009	2,185	—	772	—	2,957
Thereafter	18,771	—	1,929	—	20,700

Total minimum payments	33,785	3,730	6,101	44	43,660

     Total rent expense amounted to US$12.2 million for the year ended December 31, 2004, US$12.0 million for the year ended December 31, 2003, US$6.1 million for the period from June 7, 2002 to December 31, 2002, US$4.6 million from January 1, 2002 to June 7, 2002.
(b) Litigation
     On May 2, 2001 the (“Filing Date”), the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on June 7, 2002, (the “Effective Date”). Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”) was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.
     In September 2003, the Company filed a claim for approximately €7.7 million (US$9.35 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.4 million approximately) annually for ROW charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 and it is anticipated that payment of the ROW charges for 2005

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
will be withheld on the same basis. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). Judgement is not expected until the end of 2005 at the earliest.
     Similar claims in respect of ROW charges have been filed against each of; (1) Compagnie Nationale du Rhône (“CNR”); (2) Ville de Paris (“VDP”); and (3) SAGEP. The amounts of the claims being, respectively, approximately €1.16 million (approximately US$1.4 million) against CNR; approximately €1.4 million (approximately US$1.75 million) against VDP; and approximately €1.18 million (approximately US$1.43 million) against SAGEP. In the case of both CNR and SAGEP, the Company has again withheld payment of fees currently due — should the Company lose the relevant proceedings, this could yield a liability to repay (including applicable interest) an amount of approximately €900,000 (approximately US$1.1 million) to CNR and an amount of approximately €430,000 (approximately US$530,000) to SAGEP.
     It should be noted that the outcome of the legal claims with respect to the ROW charges could be substantially influenced by the enactment by the French government of a proposed regulation intended to provide for a limit on the fees payable with respect to the grant and use of ROWs on the public domain. Under a current draft decree — dated April 14, 2005 — the proposed limit would not require any decrease in the amounts currently charged by VNF and CNR; the limit would however have the effect of requiring the fees charged by both VDP and SAGEP to be substantially reduced. The Company is currently lobbying the French government and other public bodies to argue for a lower limit to be prescribed.
     The Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) is engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor is claiming payment of: (a) an early termination indemnity in the amount of €30,489.40 (approximately US$37,000); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €855,514.20 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €69,510.20 (approximately US$84,400) for reinstating the property and, finally, the appointment of an expert by the French court whose duty will be to assess the cost of reinstating the property “on the basis of the schedule of fit-out works appended to the lease”. The initial hearing in this matter was scheduled for April 2005 but following two postponements, made at the lessor’s request, the hearing is now scheduled for September 2005.
     Viatel Operations is also currently in dispute regarding a second lease termination — this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12,678,366 (approximately US$17.3 million). Viatel Operations has received strong advice in support of its position.
     The Company’s UK subsidiary VTL (UK) Limited (“VTL (UK)”) is in dispute with a company which previously provided it with financial advice, in particular with respect to its employee benefits

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
programme. The financial advisor is claiming an unlawful termination of its engagement with VTL (UK) and has indicated a potential related damages claim of over £100,000 (approximately US$182,000). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement.
     Fibrelac a company acting on its own behalf has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts rather than indefeasible rights of use. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone AG would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (approximately US$8 million) together with interest at 5% per annum from late 2000.
     As previously noted, any adverse decision in all or any of the proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.
(c) Amounts due from Liquidators of bankruptcy estates
     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at June 7, 2002, December 31, 2002, December 31, 2003, and December 31, 2004, estimates were made as to the expected recoveries of US$5,300, US$20,900, US$7,257 and US$5,320 respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.
(d) The Employee Benefit Trust
     “Under the terms of the EBT, which is in the process of being formally established, amounts will be paid, in either cash or equity, for the benefit of these individuals (and their families) in connection with specified “liquidity events”. The value of such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term as defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis).
     Awards under the Plan will vest in 3 tranches (one third effective 21 April 2005 and one third on each of the subsequent anniversaries) subject to the individual’s continued employment through each

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
applicable resting date. Based upon the current value of the Company no accrual has been made under the terms of the EBT.
(14) Segment and Geographic Data
     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. Following the adoption of the New Viatel Business Plan in August 2003 the Company has captured revenue data for 2 segments, wholesale and retail. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad-based allocations were possible for the earlier part of 2003. It is not practicable to restate any earlier periods, during which the Company had only one reportable segment.
     For 2004 the revenue for the retail segment was US$24.4 million (2003 — US$14.3 million) and for the wholesale segment was US$4.4 million (2003 — US$4.6 million).
     For the years ended December 31, 2004 and 2003, no individual customer accounted for greater than 10% of revenues. Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represent approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues.
     The revenue generated by geographic location of customers is as follows:

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7,	From January 1,
	December 31,	December 31,	2002 to December	2002 to June 7,
	2004	2003	31, 2002	2002

United Kingdom	10,560	7,998	1,497	2,301
Switzerland	15,188	9,041	—	—
Other Western Europe	2,366	397	531	—
North America	676	1,476	2,136	366

Consolidated	28,790	18,912	4,164	2,667

     In the year ended December 31, 2004 revenue from customers located in the United Kingdom represented 37% (2003 — 42%) of total revenue, and revenue from customers located in Switzerland represented 53% (2003 — 48%) of total revenue. No other country represented greater than 10% of total revenue.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The information below summarizes long—lived assets by geographic area as of December 31:

	Successor	Successor	Successor	Predecessor
	2004	2003	2002	2002

France	15,208	14,904	14,009	15,095
United Kingdom	4,257	6,450	7,420	343
Belgium	5,194	5,514	5,213	5,376
Germany	5,560	5,888	5,022	5,179
Switzerland	5,617	6,813	3,205	1,586
The Netherlands	3,000	3,051	2,844	2,933
North America	8,978	205	234	262

Consolidated	47,814	43,325	37,947	30,174

(15) Valuation and Qualifying Accounts
Reserves and allowances deducted from asset accounts:

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7,	From January 1,
	December 31,	December 31,	2002 to December	2002 to June 7,
	2004	2003	31, 2002	2002

Allowances for doubtful debts
Balance at beginning of period	(1,648)	(790)	—	—
Additions charged to costs and expenses	(883)	(1,034)	(790)	—
Utilizations	964	176	—	—

Balance at end of period	(1,567)	(1,648)	(790)	—

(16) Authorized Share Capital
     At the April 2004 SGM the Company resolved, among other things, that: (a) the authorized share capital of the Company be increased to US$2,500,000 by the creation of an additional 150,000,000 common shares; and (b) one unissued common share of the Company be redesignated as a new special share (the “Special Share”).
(17) Related Party Transactions
     Morgan Stanley was considered to be a related party throughout 2004 by virtue of its significant shareholding in the issued share capital of the Company. In April 2004, following the Company’s issuance of convertible loan notes, the Company entered into three hedging contracts with Morgan Stanley. These contracts allowed for the conversion of US$6 million, US$6 million and US$10 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     In connection with the April 2004 Financing, Morgan Stanley, Varde and our CEO Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and $250,000 respectively. In connection with the June 2005 Financing Morgan Stanley and Varde have committed, subject to customary conditions and the filing of the Form 20-F in a form satisfactory to Morgan Stanley and Varde, to purchase New Notes in the principal amounts of $12.9 million and $3.1 million, respectively.
     During the year, additional loan notes to the value of US$665,564, US$186,667 and US$4,667 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2004. As of December 31, 2004 Morgan Stanley, Varde and Lucy Woods held total loan notes of US$36.7 million, US$10.2 million and US$254,667, respectively.
     During 2003, the Company purchased 100,000 shares of Common Stock from the former Chairman and Chief Executive Officer, Michael Mahoney. Consideration for the purchase of these shares was the transfer to Michael Mahoney of all of the issued stock of a subsidiary of the Company, One World Telecommunications Corp. (“One World”), which had a book value of $97,000, approximating its fair value on the date of the transaction. The stock was cancelled during 2004. No gain or loss was recognized on this transaction.
(18) Subsequent events